                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                  OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                      ADVANCED PLANT PHARMACEUTICALS, INC.
                 (Name of Small Business Issuer in its charter)


                  Delaware                               59-2762023
      (State or other jurisdiction of      (I.R.S. Employer Identification No.)
      incorporation or organization)


              75 Maiden Lane                                10038
               New York, NY                              (Zip Code)
(Address of principal executive offices)


                  Registrant's telephone number: (212) 402-7878


Securities to be registered under Section 12(b) of the Act:

Title of each class                 Name of each exchange on which
to be so registered                 each class is to be registered
-------------------                 ---------------------------------
COMMON STOCK                        Nasdaq OTC Bulletin Board
par value $.0007

Securities to be registered under Section 12(g) of the Act:

                                      None
                                      ----
                                 Title of class

                      ADVANCED PLANT PHARMACEUTICALS, INC.

                  INDEX TO REGISTRATION STATEMENT ON FORM 10-SB

                               Items in Form 10-SB

                                                                            Page
                                                                            ----

                                     Part I
Item 1. Description of Business...........................................    3
Item 2. Management's Plan of Operation....................................    6
Item 3. Description of Property...........................................    7
Item 4. Security Ownership of Certain Beneficial Owners and Management....    7
Item 5. Directors, Executive Officers, Promoters and Control Persons......    8
Item 6. Executive Compensation............................................    9
Item 7. Certain Relationships and Related Transactions....................   10
Item 8. Description of Securities.........................................   11

                           PART II
Item 1. Market Price of and Dividends on the Registrant's Common Equity
        and Other Shareholder Matters.....................................   13
Item 2. Legal Proceedings.................................................   14
Item 3. Changes in and Disagreements with Accountants.....................   14
Item 4. Recent Sales of Unregistered Securities...........................   14
Item 5. Indemnification of Directors and Officers.........................   17

                              PART F/S
Financial Statements......................................................   19

                              PART III
Item 1. Index to Exhibits.................................................   35

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate," or "continue" or comparable terminology are intended to identify forward-looking statements. The Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable based on information available to the Company on the date of this report. The Company cannot give any assurances that these assumptions and expectations will prove to have been correct or that the Company will take any action that its management may be presently planning. These statements by their nature involve substantial risks and uncertainties and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control.

                                    PART I

ITEM 1. DESCRIPTION OF BUSINESS.

      Business development. Advanced Plant Pharmaceuticals, Inc. (the "Company" or "APPI") was incorporated in the State of Delaware in 1986, under the name Ventra Management, Inc. ("Ventra"). On July 20, 1994, Ventra amended its Certificate of Incorporation to change its name to Advanced Plant
Pharmaceuticals, Inc.

      Business of the Company; principal products and services. The Company is a development stage company that utilizes whole plants to develop all natural dietary supplements. The Company has what it believes is a unique thirteen step process (the "Process") utilizing whole plants for the production of dietary supplements. The Company believes that its Process will (i) preserve, in the dietary supplements produced with such Process, virtually the whole of the natural ingredients found in the plant and (ii) will result in all of the dietary supplements produced with such Process using the same plants in the same proportions, having near identical ingredient formulations. The Company believes that the current technology used by other producers of dietary supplements extracts natural ingredients and nutrients from a plant through an extraction process using alcohol which, the Company believes, changes the chemical formation of the plant and destroys many of the natural ingredients the plant has to offer. The Company's Process, however, utilizes the whole plant without the use of alcohol and allows the use of nearly the whole of the natural ingredients available from the plant.

      The Company has applied its Process to manufacture garlic in the form of a dietary supplement. According to Paavo Airola, P.H.D., author of The Miracle of Garlic, Garlic is believed to have preventive and/or therapeutic benefits in the treatment of high blood pressure, atherosclerosis, tuberculosis, arthritis and cancer. The Company hopes to expand its product line, using the Process, to produce dietary supplements from herbs such as St. John's Wort, Kava Kava, Ginko Biloba and Echinacea. While the Company hopes to apply for a patent on its Process, the Company, as of the date of this report, does not have the necessary funds to make or prosecute any patent application.

      The Company has also developed two dietary supplements, Lo-Chol and Perthon/Abavca (the latter hereafter referred to as "ACA"), which are comprised of several specific botanical components. The labels for these products contain statutory disclaimers in accordance with the requirements of the Federal Food, Drug and Cosmetic Act, as amended by the Dietary Supplement Health and Education Act of 1994, stating that the products have not been evaluated by the Food and Drug Administration ("FDA") and that the products are not intended to diagnose, treat, cure, or prevent diseases, and the label does not contain a claim that the product will diagnose, mitigate, treat, cure, or prevent a specific disease or class of disease.

      The Company believes that its patented, all natural, dietary supplement, Lo-Chol, comprised of six specific botanical components, is a cholesterol lowering agent. The Company's belief with respect to the cholesterol lowering qualities of Lo-Chol is based on a study of four hundred people performed in Australia by several physicians hired by the Company to do such study in 1990. Such study indicated that when used in the context of good dietary practices, Lo-Chol not only lowers total cholesterol and triglycerides, but also increases HDL (High Density Lipoprotein which is health associated cholesterol) and balances the proportion of HDL to LDL (Low Density Lipoprotein which is disease associated cholesterol). Because the Company believes that Lo-Chol, as a dietary supplement, does not need to be approved by the FDA, such studies performed with Lo-Chol were not performed in accordance with FDA standards and therefore the Company cannot give any assurance that this dietary supplement would receive FDA approval as an effective treatment for high cholesterol. Furthermore, pursuant to the federal statute referred to above, the label used for the Lo-Chol package cannot make a claim that Lo-Chol lowers cholesterol or triglycerides.

      The Company has also developed an all natural dietary supplement called ACA which the Company believes is an immune system enhancer. The Company believes that ACA has the ability to improve the quality of life of patients suffering from HIV-AIDS; specifically, to reverse glandular swelling, promote weight gain, improve response to skin hypersensitivity tests and increase the circulating concentration of helper T cells (CD4-positive cells). The Company's belief with respect to the therapeutic qualities of ACA is based on a limited study of fifteen patients suffering from HIV-AIDS in Australia performed by several physicians hired by the Company to do such study between 1989 and 1993. Such study of the effectiveness of ACA was not performed in accordance with FDA standards and therefore the Company cannot give any assurance that this dietary supplement would receive FDA approval as an effective treatment for HIV-AIDS. Although the Company believes that ACA, as a dietary supplement, does not need to be approved by the FDA, ACA has received from the FDA the status of an investigational new drug ("IND") which permits the Company to proceed with Phase II clinical trials. Furthermore, pursuant to the federal statute referred to above, the label used for the ACA package cannot make a claim that ACA is an effective treatment for HIV-AIDS.

      DISTRIBUTION OF PRODUCTS. The Company plans to market and sell its dietary supplements to customers in domestic and foreign markets. In June 1999, the Company entered in to an exclusive distribution agreement with Ambar Pharmacies and Health, Inc. ("Ambar") for the sale of the Company's products in Israel. Such distribution agreement is for a period of two years and requires Ambar to purchase a minimum of $88,290 of the Company's products in the first two years. On July 1, 1999, the Company entered into an exclusive distribution agreement with Manayer Najd Trading & Medical Supplies Co. ("MNM") for the distribution of the Company's products in Saudi Arabia and with Manayer Egypt Trading & Medical Supplies Co. ("MEM") for the distribution of the Company's products in Egypt. Each agreement is for a period of five years from the date that MNM and/or MEM receives a registration certificate from their respective countries. Such distribution agreements commit MNM and MEM to purchase L0-Chol and ACA from APPI for not less than an aggregate of $4,681,140. Under both contracts, no assurance can be given that such registration certificate can be secured and if it is not, the Company will not receive income under such contracts. The Lo-Chol and ACA capsules to be sold by such distributors will be manufactured for the Company by third party manufacturers. The Company has also made minimal sales of its products (less than $1,000 in the aggregate) over the Company's Internet site at http://www.Advanced Plant Pharm.com. There is no assurance that profitable operations can be attained through the commercial sale of the Company's products.

      Status of newly announced products. Research and development has been completed on Lo-Chol and ACA. The Company is ready to market, distribute and sell its products on a local and international level. The Company maintains an Internet site at http://www.Advanced Plant Pharm.com for access to information on the Company and for purchase of the Company's products on-line. The Company's products are also available for purchase on other web sites.

      Sources of material. The Company uses a raw material supplier located in Brooklyn, New York, as its main supplier and source for the specific plants and other ingredients used for manufacturing its dietary supplements. The Company believes that there are many other suppliers from which it can purchase the plants and other ingredients it needs.

      Patents and trademarks. The Company has a patent for its herbal composition, Lo-Chol, patent No. 5,707,631, that was issued by the U.S. Patent Office to the Company on January 13, 1998. Lo-Chol is patented as an all-natural, fully standardized, dietary supplement comprised of 6 specific botanical components to act synergistically to help maintain healthy cholesterol levels.

      Government regulations. In accordance with the Federal Food, Drug and Cosmetic Act, as amended by the Dietary Supplement Health and Education Act of 1994 ("FD&C Act"), the Company meets specific requirements in labeling their products. Specifically, the statute requires that dietary supplements be labeled as such, that the dietary support claim be submitted to the FDA within thirty days after its first use, that the labeling bear a statutorily-prescribed disclaimer stating that the claim has not been evaluated by the FDA and that the product is not intended to diagnose, treat, cure, or prevent diseases, and that the labeling does not contain a claim that the product will diagnose, mitigate, treat, cure, or prevent a specific disease or class of disease.

      Number of employees. The Company currently employs three full time employees and two part time consultants.


  c) REPORTS TO SECURITY HOLDERS:

      The Company is not currently subject to the reporting requirements of
Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. However, upon effectiveness of this Form 10 S-B and in accordance with Nasdaq Rule 6530 the Company intends hereafter to file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which may be viewed at http://www.sec.gov. The Company maintains an Internet site at http://www.Advanced Plant Pharm.com.



ITEM 2. MANAGEMENT'S PLAN OF OPERATION

      Plan of Operation.

      (i) The Company believes that it currently has enough cash on hand to enable it to operate for the next twelve months, assuming that it does not undertake in-house manufacturing of its products. The Company has had minimal sales of its products and has primarily financed its operations, research and development with the proceeds of the sale of its common stock (See section entitled - Recent Sales of Unregistered Securities). The Company may be materially adversely affected if it is unable to secure sufficient funds to finance any proposed manufacturing and distribution activities.

      (ii) The Company intends to use its Process to expand the Company's product line to include herbal dietary supplements such as St. John's Wort, Kava Kava, Ginko Biloba and Echinacea. The Company estimates that the initial production and preliminary marketing of these four herbal products to potential domestic and international distributors and wholesalers will cost approximately $60,000.

      (iii) The Company does not expect to purchase or sell any manufacturing facilities or significant equipment over the next twelve months.

      (iv) The Company does not foresee any significant changes in the number of employees it will employ over the next twelve months.

      The Year 2000

      The concern known as "The Year 2000" problem or "Y2K" issue is the result of computer programs being written using two digits rather than four to define the applicable year. Failure of a computer program to recognize a date using "00" as 2000 instead of 1900 could result in a system failure or miscalculations causing disruptions of operations. To date, the Company is unaware of any situation of non-compliance which would materially adversely effect its operations or financial condition. The Company has three computers used for the operation of its office, which the Company believes are Y2K compliant. The Company does not own or operate any equipment which has computer imbedded technology used in its operations. There can be no assurance that the computer systems of other companies with which the Company transacts business will be Y2K compliant and the Company has not made any inquiries to ascertain Y2K compliance by such other companies.

ITEM 3. DESCRIPTION OF PROPERTY

      The Company does not own any property. The Company, which leases its principal offices located at 75 Maiden Lane, New York, New York 10038, renewed its lease for another six month term in May, 1999.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information, to the best of the Company's knowledge, as of July 19, 1999, with respect to each person known by the Company to own beneficially more than five percent (5%) of the Company's issued and outstanding shares of common stock, par value $.0007 ("Common Stock"), and the name and shareholdings of each director, executive officer and all directors and executive officers as a group.


   (1)                  (2)                      (3)                      (4)
Title Of         Name And Address          Amount And Nature          Percent of
  Class        Of Beneficial Owner        Of Beneficial Owner            Class
  -----        -------------------        -------------------            -----
Common         David Lieberman                 25,950,000 (a)(1)         23.49%
               37 Harotem Street
               Ashdod, Israel 77572

Common         Barry Clare                        805,000 (b)(2)           .73%
               27 Curtis Place
               Lynbrook, NY 11563

Common         Yacov Yechekel                  10,000,000                 9.21%
               1 Baba Sali Street
               Betar Elit, Israel

Common         Officers and Directors          26,755,000 (1)(2)            24%
               as a group (2 persons)

(a) David Lieberman is the sole member of the Board of Directors of the Company.

(b)   Barry Clare is the Chief Operating Officer of the Company.

(1) Includes 1,950,000 shares which Mr. Lieberman has the right to acquire upon exercise of stock options.

(2) Includes 750,000 shares which Mr. Clare has the right to acquire upon exercise of stock options.

      On July 16, 1999, the Company entered into a Technology Purchase Agreement with Mr. C.J. Lieberman whereby the Company acquired exclusive rights and interests to the Process which utilizes virtually the whole of the nutrients found in plants to manufacture herbal dietary supplements. Pursuant for such agreement the company is required to issue 18,000,000 shares and may be required to issue an additional 25,000,000 shares of its common stock to C.J. Lieberman (See Section entitled (Certain Relationships and Related Transactions).


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

      Directors and Executive Officers

      The following table sets forth as of July 19, 1999, the name, age and position of each executive officer and director and the terms of office of each executive officer and director of the Corporation.

            Name              Age             Position
            ----              ---             --------
      David Lieberman         36             Director, President

      Barry Clare             40             Chief Operating Officer

      David Lieberman, has served as the Company's President since July 1, 1996 and as its Director since June 1996. Since 1991, he has worked in the offices of the Chief Rabbi of Bnai Brak, Israel. He also serves as a consultant for Osem Industries, Inc., an international food conglomerate located in Israel.

      Barry Clare has served as the Company's Chief Operating officer since April 1998. Mr. Clare served as the President of American Breaktime Industries, Inc., a private company engaged in the vending and food service business in the New York Metropolitan area for eight years until 1994. From 1994 to 1996, Mr. Clare served as Vice President and as a

Director of International Investment Banking Corp., a privately held corporation, and from 1996 to 1998 served as Vice President and as a Director for Venture Capital Stage, Inc. and Intermediaries, Inc., two privately held companies that specialize in bridge funding and mergers and acquisitions.

      Significant Consultant

      Leonard Bielory, M.D., has served as the Company's Scientific Director since June, 1996. Dr. Bielory is presently the Director of the Division of Allergy, Immunology and Rheumatology and is the Director of the Division of Asthma and Allergy at the New Jersey Medical School where he is also an Associate Professor of Medicine, Pediatrics and Ophthalmology. Dr. Bielory serves as the Chairman of the Board and President of the University Physician Associates - the New Jersey Medical School Faculty Practice. Dr. Bielory currently serves as a consultant on allergy and immunology to Newark Beth Israel Hospital, Newark, NJ, and to Saint Barnabas Medical Center, Livingston, NJ.



ITEM 6. EXECUTIVE COMPENSATION

      The following table sets forth certain summary information concerning the compensation paid or accrued for each of the Company's last three fiscal years to the Company's chief executive officer. Except as set forth below, the Company has not paid compensation to any other executive officer or employee in excess of $100,000 on an annual basis.

                           SUMMARY COMPENSATION TABLE

                                       ANNUAL
                                    COMPENSATION           STOCK AWARDS
                                   --------------     ----------------------
                                                      RESTRICTED
                                                        STOCK
            NAME AND                       SALARY       AWARDS       OPTIONS
      PRINCIPAL POSITION           YEAR      ($)          ($)          (#)
      ------------------           ----      ---          ---          ---
David Lieberman ................   1998    85,000(1)    50,000(2)       0
  Chief Executive Officer,         1997   135,000(3)        --          0
  and President                    1996    67,500(1)        --      1,200,000(4)

C.J. Lieberman(5) ..............   1996   114,000(6)                  300,000(7)

(1)   Such salaries were never paid by the Company

(2) In lieu of $50,000 of the $135,000 of salary owed pursuant to his employment agreement, David Lieberman received 800,000 shares of the Company's common stock valued at $.0625 per share.

(3)   Of the $135,000 owed to Mr. David Lieberman, $55,000 was paid.

(4) Such option was granted for a period of five years at an exercise price of $.05 per share. Such number of shares and exercise price is after giving effect to the one hundred percent stock dividend paid by the Company on November 25, 1996.

(5) C.J. Lieberman served as the Company's President until his resignation in June, 1996.

(6) Of the $114,000 owed to C.J. Lieberman, $89,522 was paid and the remainder of $24,478 is still owed to him.

(7) Such option was granted for a period of five years at an exercise price of $.05 per share. Such number of shares and exercise price is after giving effect to the one hundred percent stock dividend paid by the Company on November 25, 1996.

Employment Agreements.

      The Company had entered into an employment agreement with Mr. David Lieberman expiring on June 30, 1999, and on June 10, 1999, the Company entered into a new employment agreement that superseded the previous agreement to provide for the continued employment of Mr. David Lieberman as the Company's President. The employment agreement provides for employment on a full-time basis and contains a provision that Mr. David Lieberman will not compete or engage in a business competitive with the current or anticipated business of the Company until the expiration of his agreement in June 2002. Pursuant to the June 10, 1999, agreement, the Company pays Mr. David Lieberman a base salary of $135,000 per annum and has granted him a five year option to purchase 750,000 shares of the Company's Common Stock at an exercise price of $.01 per share.

Director's Compensation.

      Mr. David Lieberman receives no additional compensation for services rendered as a director.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Except as set forth below, during the past two fiscal years, there have been no transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's issued and outstanding shares, nor any member of the above referenced individual's immediate family.

      The Company had entered into a three year consulting agreement with Mr. C.J. Lieberman, David Lieberman's brother, to provide consulting services to the Company with regard to the acquisition of new pharmaceutical products and in the areas of developing, manufacturing and marketing pharmaceutical products. For services rendered by C.J. Lieberman for the combined fiscal years 1997 and 1998, the Company paid to C.J Lieberman $125,431 and issued common stock valued at $100,403 in lieu of consulting fees owed to him. As an inducement for C.J. Lieberman to serve as the Company's consultant, the Company granted him a five year option to purchase 300,000 shares of the Company's Common Stock at an exercise price of $.05 per share, as adjusted for the one hundred percent stock dividend paid by the Company on November 25, 1996. On June 10, 1999, the Company entered into a new consulting agreement with C.J. Lieberman that superseded his previous agreement which was scheduled to expire on December 31, 1999, for his continued consulting services. Pursuant to such agreement, the Company pays C.J. Lieberman a consulting fee of $9,000 per month and has granted him a five year option to purchase 750,000 shares of the Company's Common Stock, at an exercise price of $.02 per share.

      On July 16, 1999, the Company entered into a Technology Purchase Agreement with Mr. C.J. Lieberman whereby the Company acquired exclusive rights and interests to a thirteen step process which utilizes virtually the whole of the nutrients found in plants to manufacture herbal dietary supplements. The purchase price for the process was 18,000,000 shares of the Company's common stock. The agreement is conditioned on the stockholders of the Company voting to increase the number of shares it is authorized to issue to 250,000,000 shares. In addition, the Company agreed to pay to Mr. C.J. Lieberman a royalty payment of $.01 per bottle with respect to each product manufactured using the Process, one percent of the Company's suggested retail price of each product manufactured using the Process and ten percent of the Company's net profits from the sale of products manufactured using the Process (net profits to be determined by the Company's independent public accountants using generally accepted accounting principles). In the event that the Company enters into an agreement with a third party for the sale of products manufactured with the Process, which agreement unconditionally provides for payment to the Company of not less than $20,000,000, upon receipt by the Company of such $20,000,000 from such third party, the Company shall issue to Mr. C.J. Lieberman 5,000,000 shares for each $20,000,000 paid to the Company, up to a maximum of 25,000,000 shares of its Common Stock.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock.

      The Company is authorized to issue 120,000,000 shares of its Common Stock, par value $.0007 per share, of which 108,521,781 shares are outstanding as of July 19, 1999. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. The stockholders do not have any preemptive rights or conversion rights. On November 25, 1996, the Company paid a one hundred percent stock dividend.

      The Company is also authorized to issue 5,000,000 shares of preferred stock, par value $.0007. The Company has not issued and has no current plans to issue any preferred stock. The preferences for the preferred stock, when and if any are issued, are to be determined by the Company's Board of Directors. The availability of such preference shares with preferences to be established by the Company's Board of Directors, would have the effect of discouraging any persons or other companies from seeking to acquire shares of the Company's Common Stock at prices greater than the prices at which the Company's Common Stock is trading in the public securities markets.

      The Transfer Agent for the Company's Common Stock is Continental Stock Transfer & Trust Company, Two Broadway, New York, New York 10004.

      A Delaware statute prevents an "interested stockholder" (defined generally as a person owning more than 15% or more of a corporation's voting stock) from engaging in a "business combination" with the Delaware corporation for three years following the date the person became an interested stockholder unless, generally speaking, the transaction is approved by the Company's Board of Directors and the vote of two thirds of the outstanding shares not owned by such interested stockholder. This statute could have the effect of discouraging, delaying or preventing hostile takeovers, including those that might result in the payment of a premium over market price or changes in control or management of the Company.

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

      a. Market Information.

      The Company's common stock is listed on the Over The Counter Bulletin Board ("OTCBB"), under the symbol "APPI". The following table sets forth the high and low bid prices of the Company's Common Stock for each of the following quarters:

1997                                                   HIGH             LOW
----                                                   ----             ---
First quarter..................................        $0.27           $0.17
Second quarter.................................        $0.24           $0.14
Third quarter..................................        $0.16           $0.0625
Fourth quarter.................................        $0.09           $0.06

1998
----
First quarter..................................        $0.15           $0.0625
Second quarter.................................        $0.125          $0.0625
Third quarter..................................        $0.07           $0.03
Fourth quarter.................................        $0.0625         $0.02

1999
----
First quarter..................................        $.125           $.025
Second quarter.................................        $.10            $.025
July 1 to July 19..............................        $.05            $.03

      Such over-the-counter market quotations reflect the interdealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.


      b. Holders

      As of July 19, 1999, there were 206 records holders of the Company's Common Stock. To the best knowledge of the Company, such figure does not take into account those stockholders whose certificates are held in the name of broker-dealers or other nominees. The Company believes that there are approximately 2,450 beneficial owners of its Common Stock, most of whose shares are held in street name.

      c. Dividends

      For the last two fiscal years, the Company has not declared or paid cash dividends or made distributions on its Common Stock, and the Company does not anticipate that it will pay cash dividends or make distributions of its Common Stock in the foreseeable future. There are no restrictions that would limit the Company's ability to pay dividends on its Common Stock. However, the Company intends to retain earnings, if any, for use in its business to finance the operation and expansion of its business.

ITEM 2. LEGAL PROCEEDINGS

      There are presently no material pending legal proceedings to which the Company is a party or to which any of its property is subject and, to the best of the Company's knowledge, no such actions against the Company are contemplated or threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      During the Company's two most recent fiscal years there have been no changes in or disagreements with accountants on accounting and financial disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

      Within the past three years, the Company has issued the following shares of its Common Stock, par value $.0007 (the "Shares"), for cash or services rendered to the Company and has granted the following options to purchase its Common Stock for services rendered to the Company, absent registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the exemptions provided by Rule 504 of Regulation D, and where specifically indicated, pursuant to the exemption provided in Section 4(2) of the Securities Act for transactions by an issuer not involving a public offering.

      In July 1996, the Company granted to its President, David Lieberman, an option to purchase 1,200,000 Shares at an exercise price of $.05 (five cents) per share, for services rendered by him and as required pursuant to his employment agreement. (Such number of shares and exercise price is after giving effect to the one hundred percent stock dividend paid by the Company on November 25, 1996.)

      In September, 1996, the Company granted one individual, pursuant to a consulting agreement and for services rendered, an option to purchase 300,000 Shares at an exercise price of $.05 (five cents) per share. (Such number of shares and exercise price is after giving effect to the one hundred percent stock dividend paid by the Company on November 25, 1996.)

      In November, 1996, the Company issued 892,380 Shares to eight individuals in full repayment of an aggregate of $196,800 loaned by them to the Company.

      In January, 1997, the Company issued 1,080,991 Shares to five persons in full repayment of an aggregate of $146,680 loaned by them to the Company. The Company also issued 50,000 Shares, valued at $.10 (ten cents) per share, to two individuals as compensation for public relations services rendered to the Company.

      In February, 1997, the Company issued 35,000 Shares, valued at $.14 (fourteen cents) per share, to a consultant to the Company pursuant to his consulting agreement as compensation for services rendered to the Company.

      In March, 1997, the Company issued 659,649 Shares to four persons in full repayment of an aggregate of $125,000 loaned by them to the Company.

      In May, 1997, the Company issued 3,738,387 Shares to thirteen persons in full repayment of an aggregate of $445,000 loaned by them to the Company. The Company also issued 100,000 Shares, valued at $.10 (ten cents) per share, to one company as compensation for public relations services rendered to the Company. The Company issued 55,000 Shares, valued at $.10 (ten cents) per share, to one individual for services rendered to the Company pursuant to his consulting agreement.

      In July, 1997, the Company issued 474,881 Shares to two persons in full repayment of an aggregate of $55,000 loaned by them to the Company.

      In November, 1997, the Company issued 665,025 Shares to two persons in full repayment of an aggregate of $35,000 loaned by them to the Company.

      In December, 1997, the Company issued 1,000,000 Shares, valued at $.07 (seven cents) per share, to one person in full repayment of a $70,000 loan to the Company. The Company issued 250,000 Shares, valued at $.0625 per share, to two consultants for services rendered to the Company pursuant to consulting agreements.

      In February of 1998, the Company issued 200,000 Shares, valued at $.05 (five cents) per share, to one individual as compensation for marketing and financial consulting services rendered to the Company pursuant to a consulting agreement and issued 600,000 Shares, valued at $.10 (ten cents) per share, to one individual purchaser for a cash payment of $60,000.

      In March 1998, the Company issued 909,741 Shares to two persons in full repayment of an aggregate of $47,500 loaned by them to the Company and issued 100,000 Shares, valued at $.05 (five cents) per share, to one company as compensation for advertising services rendered to the Company.

      In May, 1998, the Company issued 211,765 Shares, valued at $.09 (nine cents) per share, to two persons in full repayment of an aggregate of $18,000 loaned by them to the Company. The Company issued 250,000 Shares, valued at $.05 (five cents) per share, to Dr. Leonard Bielory for services rendered to the Company, 600,000 Shares, valued at $.05 (five cents) per share, to Samuel Berkowitz for services rendered to the Company, and 800,000 Shares, valued at $.05 (five cents) per share, to David Lieberman, for services rendered to the Company, pursuant to their respective employment and consulting agreements. The Company issued 800,000 Shares, valued at $.05 (five cents) per share, to one individual as compensation for services rendered to the Company pursuant to a consulting agreement.

      In June, 1998, the Company issued 240,000 Shares to one person in full repayment of a $15,000 loan to the Company.

      In July, 1998, the Company issued 200,000 Shares, valued at $.05 (five cents) per share, to two persons as compensation for consulting services rendered to the Company.

      In November, 1998, the Company issued 400,000 Shares to one person in full repayment of an $8,000 loan to the Company and issued 150,000 Shares to one person in full repayment of a $3,000 loan to the Company. The Company issued 725,792 Shares, valued at $.01 (one cent) per share, to one individual as compensation for consulting services rendered to the Company.

      In December, 1998, the Company issued 2,500,000 Shares, valued at $.01 (one cent), to Sam Berkowitz, as compensation for services rendered to the Company and in lieu of salary owed to him pursuant to his employment agreement. The Company also issued 2,500,000 Shares, valued at $.01 (one cent) per share, to one person as compensation for services rendered to the Company.

      In January, 1999, the Company sold 3,000,000 Shares to one individual purchaser for a cash payment of $80,000. The Company issued 200,000 Shares to one individual in full repayment of a $2,000 loan to the Company and issued 360,000 Shares to one individual in full repayment of a $9,000 loan to the Company. The Company issued 5,500,000 Shares, valued at $.01 (one cent) per share, to two persons as compensation for services rendered to the Company pursuant to a consulting agreement. The Company issued 17,000,000 Shares, valued at $.01 (one cent) per share, to its President, David Lieberman, in lieu of salary owed to him pursuant to his employment agreement and issued 160,000 Shares, valued at $.01 (one cent) per share, to Barry Clare, in lieu of salary owed to him pursuant to his employment agreement.

      In February, 1999, the Company issued 240,000 Shares, valued at $.01 (one cent) per share, to Sam Berkowitz, and issued 360,000 Shares, valued at $.01 (one cent) per share, to Barry Clare, as compensation for services rendered to the Company in lieu of salary owed to them pursuant to their employment agreements. The Company also issued 150,000 Shares, valued at $.01 (one cent) per share, to one individual as compensation for services rendered to the Company pursuant to a consulting agreement. The Company issued 360,000 Shares in full repayment of a $3,600 loan to the Company. The Company issued 166,300 Shares to a printing company as full payment of an outstanding balance of $8,215 for printing services rendered to the Company.

      In March, 1999, the Company issued 200,000 Shares, valued at $.01 (one cent), as full repayment of a $2,000 loan to the Company. The Company issued 108,350 Shares to a printing company as full payment of an outstanding balance of $5,417.50 for printing services rendered to the Company. The Company issued 2,000,000 Shares, valued at $.01 (one cent), to two persons as compensation for consulting services rendered to the Company. The Company issued 240,000 Shares, valued at $.01 (one cent) per share, to Sam Berkowitz, and issued 240,000 Shares, valued at $.01 (one cent) per share, to Barry Clare, as compensation for services rendered to the Company pursuant to their employment agreements.

      In April, 1999, the Company sold 21,818,181 Shares to three purchasers for a cash payment of $300,000. The Company also issued 120,000 restricted shares of its Common Stock, at a value of $.05 per share, to one individual as compensation for consulting services rendered to the Company. Such shares were issued absent registration pursuant to the exemption in Section 4(2) of the Securities Act for transactions by an issuer not involving a public offering. The Company also issued 410,000 restricted shares, at a value of $.0365 per share, to one individual as payment for legal services rendered to the Company. Such shares were issued absent registration pursuant to the exemption in Section 4(2) of the Securities Act.

      In June, 1999, the Company entered into an out of court settlement for the issuance of 1,500,000 Shares. The Company also granted to three of its employees pursuant to their employment agreements and to a consultant pursuant to his consulting agreement options to purchase an aggregate of 3,250,000 Shares at exercise prices ranging from $.01 (one cent) to $.02 (two cents) per share.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows: On the terms, to the extent, and subject to the conditions prescribed by statute and by rule and regulations, not inconsistent with statute, imposed by the Board in its discretion in general or particular cases or classes of cases, the Company shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another enterprise, against expenses including attorney's fees, judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, or any appeal therein. The Company may pay, in advance of the final disposition of the action, suit or proceeding, expenses incurred by the person which may be indemnifiable as provided herein.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    PART F/S

                          INDEPENDENT AUDITOR'S REPORT



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF ADVANCED PLANT PHARMACEUTICALS, INC.


We have audited the accompanying balance sheets of Advanced Plant Pharmaceuticals, Inc. as of December 31, 1998, and the related statements of income, stockholders' equity and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all respects, the financial position of Advanced Plant Pharmaceuticals, Inc. as of December 31, 1998, and the results of their operations and their cash flows for each of the two years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations and has negative working capital that raises substantial doubt about the ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.







New York, New York
July 16, 1999

                      ADVANCED PLANT PHARMACEUTICALS, INC.
                                  Balance Sheet
                          As of March 31, 1998 and 1999
                                   (Unaudited)

                                                                                1998                 1999
                                                                                ----                 ----
                                     ASSETS

Current assets:
  Cash and cash equivalents                                                  $    (3,476)          $     6,036
  Prepaid expenses and other current assets                                       19,938                    --
                                                                            ------------           -----------
     Total current assets                                                         16,462                 6,036
Other assets                                                                      10,490                 9,700
                                                                             -----------           -----------
                                                                             $    26,952           $    15,736
                                                                             ===========           ===========

            LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts Payable                                                           $   151,669           $   149,288
  Accrued expenses payable                                                       708,468               561,585
  Loans payable                                                                   34,428                86,877
  Due to distributor                                                             103,500               103,500
                                                                             -----------           -----------
     Total current liabilities                                                   998,065               901,250
                                                                             -----------           -----------

Shareholders' Equity:
  Common stock, $.0007 par value, 120,000,000 shares authorized;
   45,446,221 and 84,651,325 shares issued at March 31, 1998 and
   1999 respectively                                                              31,812                59,256
  Capital in excess of par value                                               2,893,982             3,533,117
  Accumulated deficit                                                         (3,896,727)           (4,432,707)
  Treasury shares at cost                                                           (180)                 (180)
  Stock subscriptions receivable                                                      --               (45,000)
                                                                             -----------           -----------
     Total shareholders' equity                                                 (971,113)             (885,514)
                                                                             -----------           -----------
                                                                             $    26,952           $    15,736
                                                                             ===========           ===========

                 See accompanying notes to financial statements.

                      ADVANCED PLANT PHARMACEUTICALS, INC.
                             Statement of Operations
               For the Three Months Ended March 31, 1998 and 1999
                                   (Unaudited)

                                                       1998                 1999
                                                       ----                 ----
Net Sales                                            $      --           $   2,585

Cost of goods sold                                          --               5,774
                                                     ---------           ---------
     Gross profit                                           --              (3,189)
                                                     ---------           ---------
Operating expenses:
  Research and development                                 306               1,000
  General and administrative                           190,309             100,845
                                                     ---------           ---------
     Total operating expenses                          190,615             101,845
                                                     ---------           ---------
       Operating loss                                 (190,615)           (105,034)

Other expense (income)                                      --                  --
                                                     ---------           ---------
     Loss before provision for income taxes           (190,615)           (105,034)
Provision for income taxes                                  --                  --
                                                     ---------           ---------
     Net loss                                        $(190,615)          $(105,034)
                                                     =========           =========
Loss per common share                                $      --           $      --
                                                     =========           =========

                 See accompanying notes to financial statements.

                      ADVANCED PLANT PHARMACEUTICALS, INC.
                             Statement of Cash Flows
               For the Three Months ended March 31, 1998 and 1999
                                   (Unaudited)

                                                                                1998                 1999
                                                                                ----                 ----
Cash Flows from Operating Activities:
  Net Loss from operations                                                    $(190,615)          $(105,034)
  Adjustments to reconcile net loss from operations to net cash used by operating activities:
     Amortization expense                                                           159                 159
     Services paid with common stock                                             37,500             268,133
     Decrease in prepaid expenses                                                   909              12,153
     Decrease in accounts payable                                                (6,789)             (5,000)
     Increase(decrease) in accrued expenses                                      66,532            (245,570)
     Change in certain other assets and liabilities                              (4,304)                 --
                                                                              ---------           ---------
     Net cash used by operations                                                (96,608)            (75,159)
                                                                              ---------           ---------
Cash Flows from Investing Activities:                                                --                  --
                                                                              ---------           ---------

Cash Flows from Financing Activities:
  Proceeds from short-term loans payable                                          1,150              23,697
  Payments on short-term loans payable                                          (12,716)                 --
  Net proceeds from issuance of common stock                                     24,364              53,300
  Stock subscriptions collected                                                  77,650                  --
                                                                              ---------           ---------
     Net cash provided by financing activities                                   90,448              76,997
                                                                              ---------           ---------
Net increase in Cash and cash equivalents                                        (6,160)              1,838
Cash and cash equivalents at beginning of year                                    2,684               4,198
                                                                              ---------           ---------
Cash and cash equivalents at end of year                                      $  (3,476)          $   6,036
                                                                              =========           =========

Supplemental Cash Flow Information:
  Cash Paid During the Period for:
     Interest                                                                 $      --           $      --
                                                                              =========           =========
     Income Taxes                                                             $      --           $      --
                                                                              =========           =========
  Information about Noncash Activities:
     Common stock issued to satisfy loans payable                             $  32,500           $      --
                                                                              =========           =========
     Common stock issued for services                                         $  37,500           $ 268,133
                                                                              =========           =========

                 See accompanying notes to financial statements.

                      ADVANCED PLANT PHARMACEUTICALS, INC.
                  STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999
                                  (UNAUDITED)

                                                 Common Stock                       Capital
                                           Number of                             in excess of          Accumulated        Treasury
                                             Shares            Par Value           Par Value             Deficit            Stock
                                             ------            ---------           ---------             -------            -----
Balance at December 31, 1997               43,935,918          $  30,755          $ 2,868,855          $(3,706,112)         $(180)
    Issuance of common stock                1,649,185              1,154               94,364
    Collected stock subscriptions
    Cancelled stock subscriptions            (138,882)               (97)             (69,237)
    Net loss for period                                                                                   (190,615)
                                           ------------------------------         -----------          -----------          -----
Balance at March 31, 1998                  45,446,221          $  31,812          $ 2,893,982          $(3,896,727)         $(180)
                                           ==============================         ===========          ===========          =====


                                              Stock
                                           Subscriptions
                                             Receivable              Total
                                             ----------              -----
Balance at December 31, 1997                 $(146,984)         $(953,666)
    Issuance of common stock                                       95,518
    Collected stock subscriptions               77,650             77,650
    Cancelled stock subscriptions               69,334                 --
    Net loss for period                                          (190,615)
                                             ---------          ----------
Balance at March 31, 1998                    $      --          $(971,113)
                                             =========          ==========





                                                 Common Stock                       Capital
                                           Number of                             in excess of          Accumulated       Treasury
                                             Shares            Par Value           Par Value             Deficit          Stock
                                             ------            ---------           ---------             -------          -----
Balance at December 31, 1998               54,646,675         $    38,253         $ 3,187,687        $(4,327,673)        $ (180)
    Issuance of common stock               30,004,650              21,003             345,430
    Net loss for period                                                                                 (105,034)
                                           -------------------------------        -----------        -----------         ------
Balance at March 31, 1999                  84,651,325         $    59,256         $ 3,533,117        $(4,432,707)        $ (180)
                                           ===============================        ===========        ===========         ======




                                               Stock
                                           Subscriptions
                                             Receivable          Total
                                             ----------          -----
Balance at December 31, 1998                $                 $(1,101,913)
    Issuance of common stock                  (45,000)            321,433
    Net loss for period                                          (105,034)
                                            ---------         -----------
Balance at March 31, 1999                   $ (45,000)        $  (885,514)
                                            =========         ===========

                      ADVANCED PLANT PHARMACEUTICALS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             MARCH 31, 1998 AND 1999
                                   (UNAUDITED)



1.   GENERAL:

     The accompanying unaudited financial statements of Advanced Plant Pharmaceuticals, Inc. ("APPI" or the "Company") as of March 31, 1998 and 1999, and for the quarters then ended, reflect all material adjustments consisting of only normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of results for the interim periods. Certain information and footnote disclosures required under generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, although the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 1998.

     The results of operations for the quarters ended March 31, 1998 and 1999 are not necessarily indicative of the results to be expected for the entire year or any other period.

                      ADVANCED PLANT PHARMACEUTICALS, INC.
                                  Balance Sheet
                        As of December 31, 1997 and 1998



                                                                                 1998
                                                                                 ----
                           ASSETS
Current assets:
  Cash and cash equivalents                                                  $     4,198
  Prepaid expenses and other current assets                                       12,153
                                                                             -----------
     Total current assets                                                         16,351
Other assets                                                                       9,858
                                                                             -----------
                                                                             $    26,209
                                                                             ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable                                                           $   154,288
  Accrued expenses payable                                                       807,155
  Loans payable                                                                   63,179
  Due to distributor                                                             103,500
                                                                             -----------
     Total current liabilities                                                 1,128,122
                                                                             -----------

Shareholders' Equity:
  Common stock, $.0007 par value, 120,000,000 shares authorized;
  54,646,675 shares issued and outstanding                                        38,253
  Capital in excess of par value                                               3,187,687
  Accumulated deficit                                                         (4,327,673)
  Treasury shares at cost                                                           (180)
  Stock subscriptions receivable                                             -----------
     Total shareholders' equity                                               (1,101,913)
                                                                             -----------
                                                                             $    26,209
                                                                             ===========

                 See accompanying notes to financial statements.

                      ADVANCED PLANT PHARMACEUTICALS, INC.
                             Statement of Operations
                 For the Years Ended December 31, 1997 and 1998

                                                     1997               1998
                                                     ----               ----
Net Sales                                          $      --         $     157
Cost of goods sold                                        --               834
                                                   ---------         ---------
     Gross profit                                         --              (677)
                                                   ---------         ---------

Operating expenses:
   Research and development                          141,190            24,428
   General and administrative                        743,947           521,456
                                                   ---------         ---------
     Total operating expenses                        885,137           545,884
                                                   ---------         ---------
       Operating loss                               (885,137)         (546,561)
Other expense (income)                                    --            75,000
                                                   ---------         ---------
     Loss before provision for income taxes         (885,137)         (621,561)
Provision for income taxes                                --                --
                                                   ---------         ---------
     Net loss                                      $(885,137)        $(621,561)
                                                   =========         =========
Loss per common share                              $   (0.02)        $   (0.01)
                                                   =========         =========

                 See accompanying notes to financial statements.

                      ADVANCED PLANT PHARMACEUTICALS, INC.
                   Statement of Shareholders' Equity (Deficit)
                 For the Years ended December 31, 1997 and 1998

                                                    Common Stock             Capital
                                               Number of                  in excess of     Accumulated      Treasury
                                                Shares      Par Value       Par Value        Deficit          Stock
                                                ------      ---------       ---------        -------          -----
Balance at December 31, 1996                  27,479,515     $ 19,236      $2,066,526      $(2,820,975)      $(5,355)

    Issuance of common stock                  16,456,403       11,519         807,504
    Treasury shares reissued                                                   (5,175)                         5,175
    Net loss for period                                                                       (885,137)
                                              ------------------------     -----------     ------------      --------
Balance at December 31, 1997                  43,935,918       30,755       2,868,855       (3,706,112)         (180)

    Issuance of common stock                  10,849,639        7,595         388,069
    Collected stock subscriptions
    Cancelled stock subscriptions               (138,882)         (97)        (69,237)
    Net loss for period                                                                       (621,561)
                                              ------------------------     -----------     ------------      --------
Balance at December 31, 1998                  54,646,675     $ 38,253      $3,187,687      $(4,327,673)      $  (180)
                                              ========================     ===========     ============      ========



                                                  Stock
                                              Subscriptions
                                                Receivable         Total
                                                ----------         -----
Balance at December 31, 1996                    $ (93,334)     $  (833,902)

    Issuance of common stock                      (53,650)         765,373
    Treasury shares reissued                                           --
    Net loss for period                                --         (885,137)
                                                ----------     ------------
Balance at December 31, 1997                     (146,984)        (953,666)

    Issuance of common stock                                       395,664
    Collected stock subscriptions                  77,650           77,650
    Cancelled stock subscriptions                  69,334               --
    Net loss for period                                --         (621,561)
                                                ----------     ------------
Balance at December 31, 1998                    $      --      $(1,101,913)
                                                ==========     ============

                 See accompanying notes to financial statements.

                      ADVANCED PLANT PHARMACEUTICALS, INC.
                             Statement of Cash Flows
                 For the Years ended December 31, 1997 and 1998

                                                                               1997             1998
                                                                               ----             ----
Cash Flows from Operating Activities:
  Net Loss from operations                                                  $(885,137)        $(621,561)
  Adjustments to reconcile net loss from operations to net cash used by operating activities:
     Amortization expense                                                          --               635
     Services paid with common stock                                          113,350           214,716
     Decrease in prepaid expenses                                              84,414             8,694
     Increase (decrease) in accounts payable                                    1,976            (4,170)
     Increase in accrued expenses                                              54,318           165,219
     Change in certain other assets and liabilities                             2,674            (4,148)
                                                                            ---------         ---------
     Net cash used by operations                                             (628,405)         (240,615)
                                                                            ---------         ---------

Cash Flows from Investing Activities:

  Cost of patent applications                                                  (6,345)               --

                                                                            ---------         ---------
     Net cash used by investing activities                                     (6,345)               --
                                                                            ---------         ---------

Cash Flows from Financing Activities:
  Proceeds from short-term loans payable                                       53,303            21,130
  Payments on short-term loans payable                                        (69,000)           (5,099)
  Net proceeds from issuance of common stock                                  652,023           148,448
  Stock subscriptions collected                                                    --            77,650
                                                                            ---------         ---------
     Net cash provided by financing activities                                636,326           242,129
                                                                            ---------         ---------
Net increase in Cash and cash equivalents                                       1,576             1,514

Cash and cash equivalents at beginning of year                                  1,108             2,684
                                                                            ---------         ---------
Cash and cash equivalents at end of year                                    $   2,684         $   4,198
                                                                            =========         =========

Supplemental Cash Flow Information:
  Cash Paid During the Period for:
     Interest                                                               $      --         $      --
                                                                            =========         =========
     Income Taxes                                                           $      --         $      --
                                                                            =========         =========
  Information about Noncash Activities:
     Common stock issued to satisfy loans payable                           $      --         $  32,500
                                                                            =========         =========
     Common stock issued for services                                       $ 113,350         $ 214,716
                                                                            =========         =========

                 See accompanying notes to financial statements.

                      ADVANCED PLANT PHARMACEUTICALS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1998



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Nature of Operations:

     Advanced Plant Pharmaceuticals, Inc. ("the Company" or "APPI") focuses on the research and development of plant based dietary supplements. The Company has a process, which utilizes whole plants to manufacture all natural dietary supplements and intends to use this process to manufacture products that it hopes to distribute worldwide through various sales distribution contracts.

     The Company expects, in the near term, to finance these efforts through the sale of its common stock until such time as operations achieve a positive cash flow. There is no guarantee that the Company will accomplish this goal. See footnote 9, "Financial Results and Liquidity."


     Cash Equivalents:

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.


     Other Assets:

     Other assets consist of patents and a security deposit.

     Patents are amortized on a straight-line method over their economic lives and are reviewed for impairment whenever the facts and circumstances indicate that the carrying amount may not be recoverable.


     Research & Development Costs:

     Research and development costs are expensed as incurred.


     Income Taxes:

     The Company incurred significant losses as a development stage company. The Company has elected not to record any tax benefits relating to potential net operating loss carryforwards due to the uncertainty of realizing those benefits.

     The Company intends to follow Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes" when either operations achieve profitability or the realization of net operating loss benefits can more readily be measured, whichever comes first.

                      ADVANCED PLANT PHARMACEUTICALS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1998




     Earnings per Share:

     Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" discusses the computation and presentation of earnings per share ("EPS"). Basic EPS, as defined by SFAS No. 128, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the reporting period, ignoring any potential effects of dilution. Diluted EPS reflects the potential dilution that would occur if securities, or other contracts to issue common stock, were exercised or converted into common stock that then shared in the earnings of the entity.

     There were 1,900,000 common stock options outstanding as of December 31, 1997 and 1998. As a result of the losses reported in the periods presented these options, if exercised, would be antidilutive. Accordingly, only Basic EPS is presented in these financial statements. The weighted-average number of shares used in the computation of per share data was 36,103,252 in 1997 and 47,986,030 in 1998.


     Stock-Based Compensation:

     APPI has satisfied various loans, trade payables, employee back-wages and other liabilities through the issue of its common stock. The Company accounts for such stock-based compensation using the fair-value method as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has also issued stock options to key employees. As permissible under SFAS No. 123, the Company accounts for stock options using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25. All disclosures required by SFAS No. 123 are presented in footnote 5 "Stock Options."


     Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates.


2.   RELATED-PARTIES TRANSACTIONS:

     During 1997, the Company issued 8 million shares of its common stock to C.J. Lieberman. Mr. Lieberman is a shareholder of the Company, its former President and the brother of the current President. These shares represented the final two payments of an asset purchase agreement between Mr. Lieberman and the Company which transferred the exclusive ownership of four plant based dietary supplements, including all intellectual property relating to these dietary supplements,

                      ADVANCED PLANT PHARMACEUTICALS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1998


2.  RELATED PARTIES TRANSACTIONS (CONTINUED):

     to the Company. The total purchase price was for 12 million shares of APPI common stock. The total fair market value of these shares was approximately
     2.2 million dollars. The first 4 million shares were delivered in 1996 and included in research and development at $2,800 representing the par value of the 4 million shares. $5,600, representing the par value of the 8 million shares issued in 1997, is included in research & development expense for that year. The aggregate amount charged to research and development relating to this agreement was $8,600. As of July 2, 1999, the Company has not developed any marketable products relating to two out of four of these property rights.

     Upon his resignation as President in 1996, the Company retained C.J. Lieberman as a consultant. His consultant's agreement, which was for the period July 30, 1996 to December 31, 1999, includes annual compensation of $114,000, reimbursement of all direct expenses incurred while providing services to the Company and options for the purchase of 600,000 shares of the Company's common stock. On June 10, 1999, the Company entered into a new consulting agreement with C.J. Lieberman that superseded his previous agreement. The new agreement provides for monthly consulting fees of $9,000 and a five year option to purchase 750,000 shares of the Company's common stock at an exercise price of $.02 per share. The consulting agreement period is through June 10, 2002.

     Due to the absence of revenues, cash flow has been unpredictable and often non-existent. As a result, C.J. Lieberman frequently lent the Company funds or directly paid expenses on behalf of the Company. These transactions were accounted for in a loan account. When funds were available, Mr. Lieberman would take advances against this loan account. As of December 31, 1997 and 1998, the loan account had a net balance due to the Company of $20,347 and $12,153 respectively. These balances are included in "Prepaid expenses and other current assets". The Company has offsetting balances owed to Mr. Lieberman of $412,000 at December 31, 1997 and $425,597 at December 31, 1998. These balances represent unpaid salary during his term as President as well as unpaid consulting fees and are included in "Accrued expenses payable."

     The Company's current President, David Lieberman, has also lent the Company funds, or paid expenses on behalf of the Company. The balance owed to David Lieberman relating to these transactions was $9,382 and $4,783 at December 31, 1997 and 1998 respectively and is included in "Loans payable" on the balance sheet. Additionally, the Company owed the President unpaid salary of $147,500 at December 31, 1997 and $232,500 at December 31, 1998. These
     balances are included in "Accrued expenses payable".


3.  SUBSEQUENT EVENTS:

     During the three months ended March 31, 1999, the Company issued 30,004,650 shares of its common stock to satisfy various liabilities of the Company as follows:

                      ADVANCED PLANT PHARMACEUTICALS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1998


3.  SUBSEQUENT EVENTS (CONTINUED):

     The Company issued 6,200,000 shares of its common stock, fair value of $62,000, as partial payment of accrued consulting fees payable to C.J. Lieberman from prior years for his services as a consultant to the Company. The Company issued 17,000,000 shares of its common stock, fair value of $170,000, as partial payment of accrued salary payable to David Lieberman for past services as President and issued 960,000 shares, fair value of $9,600, as payment of first quarter wages to two employees. The Company also issued 1,724,650 shares, fair value of $28,233, as payment of first quarter expenses relating to printing, advertising and consulting services and issued 4,120,000 shares, fair value of $51,600, as payment for various loans.


     During April 1999, the Company issued 21,818,181 shares of its common stock to three private investors for $300,000. After deducting commissions and escrow fees of $34,000, the net cash proceeds from this private placement were $266,000. The Company also issued 530,000 shares of restricted stock for various consulting and legal services with a fair value of $20,965.

     During June 1999, the Company entered into an out-of-court settlement for a $75,000 claim against the Company. The claim represented lost profits incurred by an investor due to an unusual delay by the company in issuing common stock purchased by that investor. The settlement called for the issuance of 1.5 million shares of the Company's common stock. This contingency is included in "accrued expenses payable" and "other expense" in the 1998 financial statements.

     On June 10, 1999, the Company entered into new employment and consulting agreements with its three employees and consultant that supersede the previous agreements that were due to expire in 1999. Based upon the new agreements the Company is committed to wages, salaries and consulting fees of approximately $358,000 in 1999, $393,000 annually through 2001 and approximately $175,000 in 2002. The contracts also include grants for five year stock options to purchase 2,250,000 shares of common stock at a weighted average exercise price of $.017 per share. The Company also agreed to cancel a prior stock option agreement, that granted 400,000 options to an employee in 1997, and replace it with a new option agreement. Pursuant to the new option agreement, the Company replaced the 400,000 cancelled options with 1,000,000 options to purchase common stock at $.05 per share.


     On July 16, 1999, the Company entered into a Technology Purchase Agreement with C.J. Lieberman whereby the Company acquired exclusive rights and interest to a thirteen step process which utilizes virtually the whole of the nutrients found in plants to manufacture herbal dietary supplements. The purchase price for the process, 18,000,000 shares of the Company's common stock is conditioned on the occurrence that the stockholders of the Company vote in favor of increasing the number of shares it is authorized to issue to 250,000,000 shares. In addition, the Company agrees to pay to C.J. Lieberman a royalty payment of $.01 per bottle with respect to each product manufactured with the process, 1% (one percent) of the Company's suggested retail price of each product manufactured with the process and 10% (ten percent) of the Company's net profits from the sale of products manufactured with the process. In the event that the Company enters into an agreement with a third party for the sale of products manufactured with the process, which agreement unconditionally provides for payment to the Company of not less than $20,000,000, upon receipt by the Company of such $20,000,000 from such third party, the Company shall issue to C.J. Lieberman five million shares for each $20,000,000 paid to the Company, not to exceed twenty five million shares.

                      ADVANCED PLANT PHARMACEUTICALS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1998




4.   CAPITAL STOCK:

     The Company is authorized to issue 120 million shares of it common stock, par value $.0007 per share. The holders of common stock are entitled to one vote for each share held on all matters to be voted on by stockholders.

     The Company is also authorized to issue 5 million shares of preferred stock, par value $.0007 per share. There is currently no preferred stock outstanding and the company has no current plans to issue preferred stock.


5.   STOCK OPTIONS:

     Pursuant to an employment contract between the Company and its President, David Lieberman, the Company granted 1,200,000 options to purchase common stock to Mr. Lieberman in 1996. The Company also granted 300,000 options to C.J. Lieberman during 1996 as required by his consulting agreement with the Company. All options granted have an exercise price of $.05 per share. (The number of options granted and the exercise price have been adjusted for a 2:1 stock split which occurred on November 25, 1996.)

     During 1997, the Company granted 400,000 options to purchase common stock to an employee. These options had an exercise price of $.25 per share and a fair value of $.15 per share. No options were exercised or forfeited in 1997. The fair value of options granted in 1997 was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6.0%, expected option life of 29 months, expected dividend yield of zero, and expected volatility of 100.52%.

     There were no options granted, exercised or forfeited during 1998.

     As of December 31, 1998, there were 1,900,000 common stock options outstanding with a weighted-average remaining life of 3.0 years and a weighted average exercise price of $.09 per share. Of those options, 1,400,000 were exercisable at December 31, 1998.

     The Company has elected not to record compensation expense for any outstanding options, as their intrinsic value is considered immaterial. Had compensation expense been recognized using the fair value method prescribed in SFAS No. 123, the Company's net loss would have increased by $84,831 in 1997 and $25,265 in 1998. Net loss per share would have increased by $.002 in 1997. The effect on net loss per share in 1998 was negligible.


6.   COMMITMENTS AND CONTINGENCIES:

     The Company has employment agreements with three employees and consulting contracts with key consultants to the Company. At December 31, 1998, the Company was committed under these agreements to salaries and consulting fees of $210,100. The Company prior to their 1999 expiration dates renewed these contracts. See footnote 3 "Subsequent Events."

                      ADVANCED PLANT PHARMACEUTICALS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1998



6.   COMMITMENTS AND CONTINGENCIES(CONTINUED):

     The Company leases its office space at 75 Maiden Lane, New York, NY. The current lease term expires on April 30, 1999. The minimum rental commitment remaining under this lease was $7,416 at December 31, 1998. The Company renewed this lease for another six-month term expiring October 1999.


7.   LOANS PAYABLE:

     Loans Payable consists of unsecured, non-interest bearing short-term loans typically of less than three months duration. The loan agreements provide the Company with the option of repaying the loans with either cash or free trading shares of the Company's common stock.


8.   DUE TO DISTRIBUTOR:

     In 1995, the Company entered into a distribution agreement with a foreign distributor in anticipation of bringing a product to market. The agreement required an advance payment for product by the distributor. The Company was unable to produce the anticipated product and in 1997 entered into a settlement agreement with the distributor calling for eighteen monthly installment payments of $5,750 and 60,000 shares of the Company's common stock to be issued to the distributor. As of July 16, 1999, the Company has neither issued the common stock nor made any of the installment payments as required by the settlement agreement. The Company has elected not to accrue any liability for the 60,000 shares of common stock, which had a fair market value of approximately $1,200 at December 31, 1998.


9.   FINANCIAL RESULTS AND LIQUIDITY:

     Since its inception, the Company has had significant operating losses and working capital deficits. The Company's continued existence has been dependant on cash proceeds received from the sale of its common stock and the willingness of vendors to accept stock in lieu of cash payments for their services.

     The Company is in the process of negotiating several distribution agreements for its new products. Additionally, the Company received $266,000 net proceeds ($300,000 gross less commissions and escrow fees of $34,000) from the sale of its common stock in April 1999. There is no guarantee that the cash generated from new products alone will occur prior to the depletion of existing cash balances, or that the generated cash receipts will be sufficient to fund operations. There also is no assurance that the Company will continue to be able to finance operations through the sale of its common stock or the exchange of stock for services.

     Employees have also accepted deferrals of wage payments.
     The Company hopes to reverse this trend by generating cash inflows through the sale of new products that they have developed. To accomplish this objective, the Company will require working capital to satisfy current operating expenses, and to produce inventory, during the interim period preceding such time as the revenue cycle begins generating cash. Additionally, as the Company "ramps up" for manufacturing and distribution activities, operating expenses and cash requirements can be expected to increase.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit Number    Description
--------------    -----------
2.1...........    Certificate of Incorporation of the Company filed May 21, 1986

2.2...........    Certificate for Renewal and Revival of Charter filed April 8,
                  1994

2.3...........    Certificate of Amendment of Certificate of Incorporation filed
                  August 18, 1994

2.4...........    Certificate of Amendment of Certificate of Incorporation filed
                  November 15, 1994

2.5...........    Certificate for Renewal and Revival of Charter filed November
                  6, 1996

2.6...........    Certificate of Amendment of Certificate of Incorporation filed
                  November 15, 1996

2.7...........    Certificate of Amendment of Certificate of Incorporation filed
                  December 1, 1998

2.8...........    Certificate of Correction of Certificate of Amendment of
                  Certificate of Incorporation filed December 28, 1998

2.9...........    By-laws of the Company

6.1...........    Employment Agreement between the Company and David
                  Lieberman dated June 10, 1999

6.2...........    Stock Option Agreement between the Company and David
                  Lieberman dated June 10, 1999

6.3...........    Employment Agreement between the Company and Barry Clare
                  dated June 10, 1999

6.4...........    Stock Option Agreement between the Company and Barry Clare dated June 10, 1999

6.5...........    Distribution Agreement between the Company and Ambar
                  Pharmacies and Health, Inc. dated June 28, 1999

6.6...........    Distribution Agreement between the Company and Manayer
                  Najd Trading & Medical Supplies Co. dated July 1, 1999

6.7...........    Distribution Agreement between the Company and Manayer
                  Egypt Trading & Medical Supplies Co. dated July 1, 1999

6.8...........    Technology Purchase Agreement between the Company and C.J.
                  Lieberman dated July 16, 1999

                                   SIGNATURES

            In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ADVANCED PLANT PHARMACEUTICALS, INC.


Date: July 20, 1999                 By: /S/ DAVID LIEBERMAN
                                        -------------------------
                                        David Lieberman
                                        President and Sole Member
                                        of the Board of Directors